SECURITIES AND EXCHANGE

COMMISSION WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of

1934 Amendment No. 2

Fairfield Communities, Inc.
(Name of Issuer)

Common Stock, 0.01 Par Value
(Title of Class of Securities)

304231301000
(CUSIP Number)

Check the following box if a fee is being paid with this statement. ( )
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





CUSIP No.
304231301000


1)  Names of Reporting Person

Lehman Brothers Inc.
S.S. or I.R.S. Identification No. of Above
Person 13-2518466


2) Check the Appropriate box if a Member of a Group

(a)  (___) Sole
(b)  ( X ) Joint Filing


3)  SEC Use Only


4)  Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned
by Each Reporting Person With:

    5)  Sole Voting Power
        494,686

    6)  Shared Voting Power
        -0-

    7)  Sole Dispositive Power
        494,686

    8)  Shared Dispositive Power
        -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person 494,686

10)  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares

(___)

11)  Percent of Class Represented by Amount in Row 9
     4.13%

12)  Type of Reporting Person

BD



CUSIP No.
304231301000

1)  Names of Reporting Person

Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above
Person 13-3216325


2) Check the Appropriate box if a Member of a Group

(a)  (___) Sole
(b)  ( X ) Joint Filing


3)  SEC Use Only


4)  Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned
by Each Reporting Person With:

    5)  Sole Voting Power
        494,686

    6)  Shared Voting Power
        -0-
    7)  Sole Dispositive Power
        494,686

    8)  Shared Dispositive Power
        -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person 494,686

10)  Check if the Aggregate Amount in Row (9) Excludes

Certain Shares

(___)

11)  Percent of Class Represented by Amount in Row 9

     4.13%



12)  Type of Reporting Person

HC/CO



CUSIP No.
304231301000


1)  Names of Reporting Person

American Express Company
S.S. or I.R.S. Identification No. of Above
Person 13-4922250


2) Check the Appropriate box if a Member of a Group

(a)  (___) Sole
(b)  ( X ) Joint Filing


3)  SEC Use Only


4)  Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned
by Each Reporting Person With:

    5)  Sole Voting Power
        494,686

    6)  Shared Voting Power
        -0-

    7)  Sole Dispositive Power
        494,686

    8)  Shared Dispositive Power
        -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person 494,686

10)  Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares

(___)



11)  Percent of Class Represented by Amount

in Row 9

   4.13%



12)  Type of Reporting Person

HC/CO

Item 1(a).  Name of Issuer:  Fairfield Communities,
Inc.

Item 1(b).  Address of Issuer's Principal Executive
Offices:

    2800 Cantrell Boulevard
    Little Rock, Arkansas 72202

Item 2(a).  Name of Person Filing:

Lehman Brothers Inc.
Lehman Brothers Holdings Inc.
American Express Company

Item 2(b).  Address of Principal Business
Office:

3 World Financial Center
New York, NY  10285

Item 2(c).  Citizenship or Place of

Organization: See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 Par Value

Item 2(e).  CUSIP Number:

304231301000

Item 3.  Information if statement is filed pursuant to Rules
13d-1(b) or 13d-2(b):


The persons filing this statement are Lehman Brothers Inc.,

a Broker/Dealer registered under Section 15 of the Act, and

Lehman Brothers Holdings Inc. and American Express Company,

parent holding companies in accordance with Section 240.13d-

1(b)(ii)(G).

Item 4.  Ownership

(a)  Amount Beneficially Owned as of:  March 31, 1994

See Item 9 of cover pages

(b)  Percent of Class:

See Item 11 of cover pages

(c)  Number of shares as to which such

person has: (i)  sole power to vote or to

direct the vote (ii)  shared power to vote

or to direct the vote

(iii)  sole power to dispose or to direct the

disposition (iv)  shared power to dispose or to

direct the disposition See Items 5-8 of cover pages

Item 5.  Ownership of Five Percent or Less of a
Class
This statement is being filed to report that as of March 31, 1994 the reporting persons have ceased to be the beneficeial owners of more than 5% of the class of securities covered by this report.


Item 6.  Ownership of More than Five Percent on Behalf of
Another
Person

Not Applicable.

Item 7.  Identification and Classification of the
Subsidiary which
Acquired the Security being reported on by the Parent

Holding Company

See Exhibit 1

Item 8.  Identification and Classification of Members of

the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the

undersigned's knowledge and belief, the undersigned hereby

certifies that the information set forth in this statement

is true, complete and correct.



Dated:  March 31, 1994

LEHMAN BROTHERS INC.





By:  /s/ Karen C. Manson
     -------------------
Name:  Karen C. Manson
Title: Senior Vice President
Secretary


LEHMAN BROTHERS HOLDINGS INC.



By:  /s/ Karen C. Manson
     -------------------
Name:  Karen C. Manson
Title: Vice President
Assistant Secretary


AMERICAN EXPRESS COMPANY



By:  /s/ Karen C. Manson
     -------------------
Name:  Karen C. Manson
Title: Authorized Representative
Exhibit Index



Exhibit I   Identification and Classification of Relevant
            Subsidiaries




EXHIBIT I
TO SCHEDULE 13G



The persons filing this statement are Lehman Brothers
Inc., a registered Broker/Dealer and Lehman Brothers
Holdings Inc. and American Express Company, parent holding companies. The relevant subsidiary is Lehman Brothers
Inc.